Exhibit 99.53

SETTLEMENT AGREEMENT

between

Exakraft AS

and

Exanorth AS

SETTLEMENT AGREEMENT

This agreement (the “Agreement”) is entered into on 17 June 2024 by and between

(1)	Exakraft AS, org nr 916 306 334 (“Exakraft”), and

(2)	Exanorth AS, org nr 921 677 421 (“Exanorth”),

individually referred to as a “Party” or collectively the “Parties”.

WHEREAS

(i)	Under a master agreement dated 26 May 2021 (the “Master Agreement”), Exanorth may, subject to certain terms and conditions related to the electricity consumption at a data centre in Tunnsjødal, be obliged to pay success fees (the “Success Fees”) to Exakraft;

(ii)	Under a consultancy agreement dated 6 August 2021 (the “Consultancy Agreement”), Exanorth may be obliged to (i) pay a monthly fee to Exakraft for consultancy tasks performed between August 2021 and August 2022, and (ii) cover certain expenses incurred by Exakraft in their performance of tasks under the Consultancy Agreement, collectively referred to as the “Consultancy Fees”;

(iii)	Exakraft has issued invoices to Exanorth for the Consultancy Fees and travel expenses in the aggregate amount of NOK 878 158 ex VAT (the “Invoices A”);

(iv)	Exakraft has issued invoices to Exanorth for the Success Fees in the aggregate amount of NOK 3 842 737 ex VAT (the “Invoices B”) and will cancel these;

(v)	The Parties agree that upon Exanorth paying the amounts due according to Invoices A, as described in Clause 1.1 below, Exanorth’s debt to Exakraft under the Consultancy Agreement shall be considered settled in full, and no other payment obligations under the Consultancy Agreement shall continue to accrue;

(vi)	The Parties agree that Exanorth’s entire debt to Exakraft (without exception and including the amounts invoiced under Invoices B) shall be settled by way of Exanorth transferring one million shares in Bitzero Blockchain Inc. to Exakraft as described in Clause 1.2 below and by way of a transfer of shares in KlimaCloud AS (org nr 927 180 391, the “Company” or “KlimaCloud”) from Exakraft to Exanorth as described in paragraph (viii) and clause 2 below;

(vii)	The Parties agree that, as of the date of this agreement, neither the Success Fee nor any other payment obligations under the Master Agreement or any other legal relationship between the Parties shall continue to accrue as described in Clause 1.2 below;

(viii)	The Parties also agree that, as part of the settlement, Exanorth shall purchase, and Exakraft shall sell, 100 % of the shares in KlimaCloud under a separate share purchase agreement (the “SPA”) as described in Clause 2 below, and that entering into the SPA is a condition for the validity of this Agreement;

(ix)	Any and all obligations set out in this agreement are contingent upon Mr. Frank Aadnevik remaining the Chief Executive Officer of Exanorth for a minimum period of one (1) year from the date of this Agreement pursuant to a separate confidential agreement as described in Clause 3 below,

IT IS HEREBY AGREED AS FOLLOWS:

1.	SETTLEMENT OF DEBT

1.1	Settlement of Invoices A

No later than 30 November 2024, Exanorth shall pay NOK 878 158 to Exakraft. Upon Exakraft receiving such payment, Invoices A shall be considered settled in full.

This Clause 1.1 shall be without prejudice to Exanorth’s obligation to make a certain advance payment in accordance with Clause 1.3 below.

1.2	Comprehensive settlement of Exanorth’s entire debt to Exakraft

The parties have had a long stop in payment obligations due to disagreement regarding the Success Fees. Exakraft has now agreed to cancel and void outstanding invoices which have not been paid related to the Success Fees, i.e. Invoices B. Upon Exakraft receiving settlement for Invoices A, the entire debt to Exakraft (including the amounts invoiced under Invoices B and any interests) shall be considered settled in full without exception. The settlement includes any amounts owed by Exanorth to Exakraft which have not been invoiced.

As of the date of this agreement, Exanorth shall have no payment obligations towards Exakraft under this Agreement (save for the payment obligations set out in the SPA), the Master Agreement or the Consultancy Agreement other than what has been explicitly set out herein.

For the avoidance of doubt, the Parties agree that Exakraft shall not be entitled to any further Success Fees as of the date of this agreement.

1.3	Advance payment

No later than 15 June 2024, Exanorth shall pay a minimum of NOK 300,000 to Exakraft. For the avoidance of doubt, this amount shall be considered a down payment in part of Invoices A.

1.4	Interests on delayed payments

If any payments due under this Agreement are delayed, interests shall accrue as per applicable law.

2.	ACQUISITION OF KLIMACLOUD AS

The Parties shall enter into the SPA without undue delay, and the SPA shall be executed no later than the long stop date set out in Clause 4 below.

Subject to the terms and conditions to be agreed in the SPA, Exanorth shall purchase, and Exakraft shall sell, all shares in the Company.

The SPA shall be entered into on market terms, and the purchase price for the shares in the Company shall include both a cash payment of NOK 2,000,000 and the transfer of one million shares in Bitzero Blockchain Inc..

Exanorth shall procure the transfer of shares in Bitzero Blockchain Inc. to Exakraft. The transfer of the shares in the Company shall occur simultaneously with the execution of the payment of the purchase price set out in the SPA, comprising both shares and cash.

All costs in the Company incurred from the signing of this Agreement and until the execution of the SPA will be invoiced to Exanorth, who shall be responsible for their payment. This includes costs related to accounting and the lease agreement with Statskog SF.

Exanorth shall cover all necessary legal costs in connection with the execution of the SPA.

3.	MANAGEMENT OF EXANORTH

This Agreement is based on the assumption that (i) Mr. Frank A. Aadnevik, the Chief Executive Officer and indirect shareholder in Exakraft, agrees on a separate confidential agreement, pursuant to which Mr Frank A. Aadnevik shall remain the Chief Executive Officer of Exanorth for one (1) year from the date of this Agreement, and (ii) Mr. Frank A. Aadnevik fulfils the obligations to provide services pursuant to such agreement or similar arrangement.

4.	LONG STOP DATE

If Exanorth has not (i) made the advance payment set out in Clause 1.3 above, and (ii) transferred shares in Bitzero Blockchain Inc in accordance with Clause 2 above by the end of 30 November 2024, the Agreement and the SPA shall be considered null and void unless the Parties agree otherwise.

5.	ENTIRE AGREEMENT

This Agreement constitutes the complete and final agreement between the Parties with respect to the comprehensive settlement of the Success Fees and the Consultancy Fees, and supersedes any other written or oral agreement related to these payment obligations. This also applies to the purchase of the Company.

6.	TERMINATION FOR CAUSE

If any part of this Agreement is breached, and such breach is considered a material breach of contract under Norwegian law, the non-defaulting Party has the right to terminate the entire Agreement (ex nunc) insofar as such right is awarded under Norwegian contract law. If the termination occurs due to a material breach of the Agreement by Exanorth, the Success Fee will be applicable from the date of the breach and will be governed by the Master Agreement. However, if such termination takes place after Exanorth has (i) made the advance payment set out in Clause 1.3 above, and (ii) transferred shares in Bitzero Blockchain Inc in accordance with Clause 2 above, the Success Fee set out in the Master Agreement shall not continue to apply in the event that this Agreement is terminated.

This Clause 6 shall be without prejudice to, and does not prevent any Party from exercising, any legal remedies, including specific performance and the right of a Party to prevent termination by way of remedying its own default (Nw. “defensiv avhjelp”).

7.	CHOICE OF LAW AND LEGAL VENUE

This Agreement shall be construed in accordance with and governed by Norwegian law in all respects.

Any legal proceedings arising from this Agreement shall be settled by the ordinary Norwegian courts with Oslo District Court as legal venue.

* * *

Exakraft AS	Exanorth AS

Frank A. Aadnevik	Mohammed S. S. Bakhashwain

Chairman	Chairman

Atle Risøy

Board Member